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                                                                    EXHIBIT 99.2



N E W S   R E L E A S E
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
INVESTOR CONTACTS:
Suresh Kumar                             Clarence Fu
(1) 408.941.1110                         (65) 6360.4060
sureshk@charteredsemi.com                cfu@charteredsemi.com


MEDIA CONTACTS:
Chartered U.S.                           Chartered Singapore:
Tiffany Sparks                           Maggie Tan
(1) 408.941.1185                         (65) 6360.4705
tiffanys@charteredsemi.com               tanmaggie@charteredsemi.com


SHAREHOLDER RIGHTS OFFERING HELPLINE:
U.S.:                                    Singapore:
(1) 800.822.6588                         (65) 6877.7055
(For call collect to 6877.7077)
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                       CHARTERED ANNOUNCES RIGHTS OFFERING

          Eight-for-ten rights offering targeted to raise approximately
                        US$633 million (S$1,110 million)


     - SINGAPORE TECHNOLOGIES GROUP HAS UNDERTAKEN TO SUBSCRIBE FOR ITS PRO-RATA ENTITLEMENT OF 60.5% OF OFFERING

     -    OFFERING UNDERWRITTEN BY MERRILL LYNCH

     - ORDINARY SHARE RIGHTS PRICE OF S$1.00 (INDICATIVE ADS RIGHTS PRICE OF US$5.71)

     - REPRESENTS APPROXIMATE 52% DISCOUNT TO CHARTERED'S ORDINARY SHARE CLOSING PRICE OF S$2.10 PER SHARE AND ADS CLOSING PRICE OF US$11.85 ON AUGUST 30, 2002

     -    RIGHTS EXPECTED TO BE LISTED ON SGX AND NASDAQ

     - WEBCAST CONFERENCE CALL TODAY, SEPTEMBER 2, 2002 AT 9 A.M. SINGAPORE TIME AND TOMORROW, SEPTEMBER 3, 2002, AT 10 P.M. SINGAPORE TIME


SINGAPORE - SEPTEMBER 2, 2002 - Chartered Semiconductor Manufacturing (Nasdaq:
CHRT and SGX-ST: CHARTERED) today announced it plans to raise approximately US$633 million by way of an eight-for-ten rights offering to existing shareholders.
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PRINCIPAL TERMS OF THE RIGHTS OFFERING

Chartered announces that it plans to raise approximately US$633 million (S$1,110 million) by way of an eight-for-ten rights offering to existing shareholders. The rights to the ordinary shares will be priced at S$1.00 (indicative ADS rights price of US$5.71 based on current exchange rates) which represents an approximate 52% discount to Chartered's last ordinary share closing price of S$2.10 per share (ADS closing price of US$11.85) on 30 August 2002. Pursuant to the rights offering, approximately 1,110 million new ordinary shares will be issued.

Singapore Technologies Group, Chartered's largest shareholder, has irrevocably undertaken to subscribe for its pro-rata entitlement of 60.5% of the offer. Merrill Lynch Singapore is acting as financial adviser to the offer and underwriter for the portion not pre-committed by the Singapore Technologies Group (excluding any rights in respect of any shares issued after the date hereof).

Ordinary shareholders will be entitled to the rights if they are shareholders at close of trading on September 18, 2002 in Singapore. ADS holders will be entitled to the rights if they are holders at close of trading on September 17, 2002 (ET). The Company will be distributing a Prospectus, application forms, provisional allotment letters and/or warrant certificates for the Rights Offering to entitled shareholders and ADS holders. Any entitled shareholder or entitled ADS holder who wishes to subscribe for any ordinary share rights or ADS rights, respectively, must do so in the manner set out in the Prospectus.

The Company will be seeking approval from Singapore Exchange and NASDAQ for the listing of the rights and the new shares issuable pursuant to the rights. The offering is expected to be completed by mid to end of October 2002. For more details, please read the release announcement filed on MASNET in Singapore and with the SEC. The release announcement will also be available on Chartered's web site under the investor relations section. Additional information can also be obtained by calling the Shareholder Rights Offering Helpline below:

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
U.S.:                                                  Singapore:
(1)800.822.6588 and inform the operator that it is     (65) 6877.7055
a collect call to 6877.7077                            (Mondays to Fridays 9am to 7pm Singapore time,
(Mondays to Fridays 9 a.m. to 7 p.m. ET,               Saturdays 9 a.m. to 1 p.m. Singapore time)
Saturdays 9am to 1pm ET)
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RATIONALE FOR RIGHTS OFFERING AND USE OF PROCEEDS

Chartered is one of the world's leading independent semiconductor foundries. We believe our sector has strong long-term growth potential supported by three major trends: overall semiconductor industry growth, increased outsourcing from IDMs (Integrated Device Manufacturers) and the increasing importance and prevalence of high-growth fabless semiconductor companies.

Our goal in this offering is to provide for our ongoing investment needs while maintaining our strong existing financial position. As of June 30, 2002, our cash and cash equivalents were US$831 million and in addition, we had undrawn credit facilities amounting to US$620 million. The net proceeds of the offering will help us strengthen our balance sheet and improve our debt-equity level. More importantly, the additional liquidity from this offering will give us the flexibility to respond quickly to market growth opportunities and strengthen our business further. A substantial portion of our future investment is expected to be in Fab 7, an all-copper 300mm facility.

We expect that the proceeds of the offering will be used for our capital expenditure needs, working capital and general corporate purposes.

After assessing a number of options, the Company determined that a rights offering represents the most attractive funding option at this point. The rights offering prevents dilution to existing shareholders who subscribe and provides the highest certainty of proceeds for the Company.

We believe that this prudent approach to capital management is in the interests of all our stakeholders. Additionally, as semiconductor market conditions improve, raising additional capital at this time will give us the flexibility to enhance our competitive position in the future.


WEBCAST CONFERENCE CALLS

In connection with this announcement, two special conference calls have been scheduled, one timed for investors in Asia and a second call timed for investors in the US and Europe.

First Conference Call:

     - Singapore time: Today, September 2, 2002, at 9:00 a.m.
     (US time: 9:00 p.m. ET/6:00 p.m. PT, September 1, 2002).
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Second Conference Call:

     - US time: Tuesday, September 3, 2002 at 10:00 a.m. ET/7:00 a.m. PT (Singapore time: 10:00 p.m., September 3, 2002)

A webcast of both conference calls will be available to all interested parties on Chartered's web site at www.charteredsemi.com, under Investor Information, Releases & Confcalls.


ABOUT CHARTERED

Chartered Semiconductor Manufacturing, one of the world's top three silicon foundries, is forging a customized approach to outsourced semiconductor manufacturing by building lasting and collaborative partnerships with its customers. The Company provides flexible and cost-effective manufacturing solutions for customers, enabling the convergence of communications, computing and consumer markets. In Singapore, Chartered operates five fabrication facilities and has a sixth fab in the process of being developed as a 300mm facility.

A company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market (Nasdaq: CHRT) and on the Singapore Exchange (SGX-ST:
CHARTERED). Chartered's 4,000 employees are based at 12 locations around the world. Information about Chartered can be found at www.charteredsemi.com.


NO OFFERING

This news release shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any jurisdiction.

This news release is not an offer of the Company's securities for sale in or out of the United States. The Company's securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of the Company's securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and management, as well as financial statements.


SAFE HARBOR STATEMENT UNDER THE PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to the Company's proposed rights offering and reflect the Company's current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from those anticipated. For example, the Company may decide not to effect the proposed offering or may elect to change the proposed terms or timing thereof. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. A description of certain of the risks and uncertainties which could cause actual results to differ materially from those indicated in the forward-looking statements can be found in the section captioned "Risk Factors" in the Company's Annual Report on Form 20-F filed with the U.S. Securities and exchange Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.